SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of July 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Board Appointment



FOR IMMEDIATE RELEASE

Thursday 24 July 2003

PRUDENTIAL PLC BOARD APPOINTMENT

Prudential plc announced today the appointment of Bridget Macaskill as a non-executive director with effect from 1 September 2003.

Ms Macaskill, who is based in New York, spent 18 years at OppenheimerFunds, becoming Chief Executive Officer in 1995 and Chairman in 2000. She is now an independent consultant for Merrill Lynch and a non-executive director of J Sainsbury plc. She also serves on the boards and committees of several not-for-profit organisations, with a focus on youth and education.

Ms Macaskill was previously a non-executive director of Prudential between May 1999 and March 2001. She stepped down due to a potential conflict of interest arising from her then role at OppenheimerFunds Inc (part of the MassMutual Financial Services Group, a US mutual life insurance company) and Prudential's US business.

David Clementi, Chairman of Prudential, said "We are delighted to welcome back Bridget and look forward to her resuming her role at Prudential."

                                    - ENDS -

 Enquiries to:


Media                                       Investors/ Analysts

Geraldine Davies  020 7548 3911             Rebecca Burrows        020 7548 3537
Clare Staley      020 7548 3719             Laura Presland         020 7548 3511


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 July 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton
                                              Group Head of Media Relations